                                             August 13, 1996

CERTIFIED MAIL
RETURN RECEIPT REQUESTED


Ben Franklin Stores, Inc.
500 East North Avenue
Carol Stream, IL 60188-2158


          Re:  Ben Franklin Stores, Inc.
               Amendment No. 6 to a Statement on Schedule 13D filed by Tweedy, Browne Company L.P.

Dear Sirs:

     Tweedy, Browne Company L.P. ("TBC") furnishes you herewith, pursuant to
Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, one copy of Amendment No. 6 to a Statement on Schedule 13D (the "Amendment No. 6"), relating to ownership of TBC of Common Stock of Ben Franklin Stores, Inc. The Statement has been filed today with the Securities and Exchange Commission.


                                             Very truly yours,



                                             M. Gervase Rosenberger

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.6)*
                                       of
                           Tweedy, Browne Company L.P.



                    Under the Securities Exchange Act of 1934


                            BEN FRANKLIN STORES, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    081499105
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JULY 31, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

- --------------------------------------  ----------------------------------------
CUSIP No.      08149910-5                    Page 3 of 8 Pages
- --------------------------------------  ----------------------------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Tweedy, Browne Company L.P. ("TBC")
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/


- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(E)                                                 / /


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER  TBC has sole voting power with
                         respect to 254,074 shares held in certain TBC Accounts
                         (as hereinafter defined).  Additionally, certain of
     NUMBER OF           the general partners of TBC may be deemed to have sole
                         power to vote certain shares as more fully set forth
      SHARES             herein.
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
                         0 shares
     OWNED BY
                    ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
                         0 shares, except that certain of the general partners
    REPORTING            of TBC may be deemed to have sole power to dispose of
                         certain shares as more fully set forth herein.
     PERSON         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
      WITH               297,465 shares held in accounts of TBC (as hereinafter
                         defined).
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          297,465 shares
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               /X/

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.41%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          BD IA & PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

     The person filing this Amendment No. 6 is (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership. This Amendment No. 6 amends a Statement on Schedule 13D filed by TBC dated May 20, 1996 (the "Statement"). The filing of this Amendment No. 6 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 6 relates to the Common Stock, $0.01 par value (the "Common Stock"), of Ben Franklin Stores, Inc. (the "Company"), which, to the best knowledge of the person filing this Amendment No. 6, is a company organized under the laws of Delaware, with its principal executive offices located at 500 East North Avenue, Carol Stream, IL 60188-2168.

     This Amendment No. 6 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 297,465 shares of Common Stock, which constitutes approximately 5.41% of the 5,500,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 297,465 shares, which constitutes approximately 5.41% of the 5,500,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC is 297,465 shares, which constitutes approximately 5.41% of the 5,500,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 297,465 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 254,079 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 254,079 shares of Common Stock held in certain TBC Accounts.


     (c) Information with respect to all transactions in Common Stock effected by TBC during the 60-day period ended as of the date hereof are as follows:

                           NO. OF SHARES             NO. OF SHARES
TBC ACCOUNTS               PURCHASED                 SOLD                       PRICE PER SHARE

07/03/96                                                500                     $ 7/8
07/22/96                                             29,900                     $ 5/16
07/29/96                                             30,000                     $ 11/32
07/30/96                                             34,500                     $ 11/32
07/31/96                                             37,500                     $. 34375



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) Not applicable.

                                    SIGNATURE

     Tweedy, Browne Company L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY L.P.

                                        By
                                           ------------------------
                                           Christopher H. Browne
                                           General Partner

Dated:   August 13, 1996